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Exhibit 99.1

Press release

EMBARGOED—NOT FOR PUBLICATION BEFORE 07:00HRS ON TUESDAY, FEBRUARY 10, 2004

RESULTS FOR FOURTH QUARTER AND PRELIMINARY RESULTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Oxfordshire, UK—February 10, 2004:    Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading provider of optical and RF components, modules and subsystems, used in various applications and industries, including telecommunications, today announced results for the fourth quarter and full year ended December 31, 2003.

Highlights for the fourth quarter ended December 31, 2003

•
Revenues in the fourth quarter in US Dollars, the principal currency in which the company receives orders, were $40.5 million, up 9.2% sequentially from $37.1 million in the third quarter 2003, and up 75.3% on the comparable quarter in 2002. In Sterling, the revenues were £24.0 million, up 3.9% on the third quarter 2003, from £23.1 million, and up 67.8% from £14.3 million in the fourth quarter 2002. The lower sequential increase in Sterling terms reflects the relative strength of Sterling against the US Dollar in recent months.

•
Nortel Networks and Marconi Communications continued to remain strong customers, representing 58% and 9% of sales respectively. Revenues from other customers (exclusive of Nortel and Marconi) represented 33% of revenues in the fourth quarter, up 18% sequentially over the third quarter of 2003 and up 40% from the first quarter 2003, continuing the progress made throughout 2003 in expanding the customer base.

•
Gross margin, excluding exceptionals, was positive, reaching 6.3% of revenues, representing a gross profit of £1.5 million, in line with management expectations. This was up from negative 1.5% of revenue in the third quarter of 2003 and negative 38.5% in the fourth quarter of 2002. Under US GAAP, gross margin reached 10.7% in the quarter.

•
Total cash burn for the fourth quarter of 2003 was reduced by 61.1% sequentially going from £22.9 million in the third quarter 2003 to £8.9 million ($15.0 million) in the fourth quarter 2003, as a result of the completion of the restructuring actions undertaken in 2003.

•
The net loss under UK GAAP, including exceptionals, was £7.1 million ($11.9 million), a reduction of 75.7% from £29.2 million in the third quarter. The net loss for the fourth quarter 2003 includes exceptional income of £4.3 million. This compares with charges of £14.6 million in the third quarter 2003. Under US GAAP, the net loss was £5.5 million ($9.3 million).

•
Meetings to approve the proposed acquisition of New Focus, Inc. will take place on Friday March 5, 2004.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: "During the third quarter of 2003, we essentially completed the restructuring that we embarked upon following the acquisition of Nortel Networks Optical Components ("NNOC") in November 2002. As a result, the fourth quarter saw a substantial improvement in the financials of the company, with significantly reduced cash burn, reduced net loss and positive gross margins.

"At the same time, we continued to increase revenues, a trend which has now been positive for eight successive quarters. Most importantly for our future development, sales to customers other than Nortel and Marconi have been growing significantly, reflecting the expanding customer base of the company and the effect of design wins achieved over the last several quarters, which are now beginning to move to the volume manufacturing stage. We also made substantial progress in the quarter with a number of key integration activities, including the integration of Ignis Optics and Cierra, and continuing planning for the integration of the proposed acquisition of New Focus.

"Looking back over 2003, we have fully met our objectives of integrating and restructuring NNOC, significantly reduced the cost base and improved the overall company financials, developed revenue stability through our relationships with Nortel Networks and Marconi, and in addition we are securing revenue growth through developing traction with new customers. Throughout this period we have also continued to invest heavily in new products to generate the future growth that we require and to position ourselves for a future rebound in the optical components market. 2004 presents a continuing set of challenges, but one which we feel we shall be addressing from a position that is significantly strengthened."

Operating review—A review of 2003

2003 was a significant year for the company as it worked towards its three point strategy: continuing to implement the most competitive cost structure; continuing to gain market share in telecommunications, even in a flat telecoms market; and investing to develop financially attractive product opportunities outside of telecom.

Acquisitions

Bookham has been a key player in the consolidation of the telecoms optical components market, driven by customers' demands for fewer larger component and subsystem suppliers that can deliver cost competitive pricing through economies of scale. This active consolidation commenced in 2002 with the acquisitions of Marconi's and Nortel Networks' optical components businesses (respectively "MOC" and "NNOC").

In the third quarter of 2003, the company completed its successful integration of NNOC and commenced the consolidation of its Ottawa wafer fabrication facility into the Caswell (UK) facility.

In addition, during 2003, the company announced two completed acquisitions and one proposed acquisition, all of which the company believes will serve to consolidate its position as the number two component supplier to the telecom equipment market worldwide.

In July 2003, the company completed the acquisition of Cierra Photonics Inc. ("Cierra"), who design and manufacture thin film filters and other components for the fiber optics telecommunications industry. This acquisition gave the company access to a new, large market area, allowed cost reduction by internal sourcing of some of the company's components used in its amplifiers and also improved the company's competitive position in optical subsystems. This acquisition helps growth in this area and also underscores the company's commitment to expand its position in the marketplace.

In early October 2003, the company acquired Ignis Optics Inc. ("Ignis"), a provider of optical modules for communications networks, based in San Jose, California. Ignis designs and manufactures small form-factor pluggable (SFP and XFP) single-mode optical transceivers for current and next-generation optical datacom and telecom networks. This acquisition allows the company to enter the datacom market, and presents a significant market opportunity for the company's know-how and manufacturing capabilities.

In addition, on September 22, 2003 the company announced that it had signed an agreement under which it would acquire New Focus, Inc. ("New Focus").

New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the semiconductor, defence research, industrial, biotech/medical and telecom test and measurement industries. Important product solutions include tunable lasers, microwave radio-frequency amplifiers, opto-electronics, photonics subsystems and photonic tools. This proposed acquisition is expected to increase the critical mass of the company's non-telecom business, enabling the company to diversify its customer base, as well as provide significant additional cash resources. New Focus's operations are located in San Jose, California, where the company employs approximately 200 people. New Focus also has a wholly-owned, large manufacturing facility in Shenzhen, China.

The shareholder meetings to vote for the proposed acquisition, for both companies, have been scheduled for Friday March 5, 2004. Assuming approval, the company would expect closure of the transaction a few days after the shareholder vote.

Restructuring

As part of the company's strategy, to implement the most competitive cost structure whilst improving its financials, Bookham announced a number of significant cost reduction plans.

In September 2003, the company announced the completion of a major cost reduction initiative: the consolidation of its two main wafer fab facilities. The consolidation of the Ottawa wafer fab facility into the company's Caswell, UK, facility was a large element of the company's cost reduction plans, with the benefits being seen in the fourth quarter 2003, a full quarter ahead of the company's original estimate of the first quarter 2004. As part of the fab consolidation, the required inventory was built to plan. Initial runs of chips for product qualifications have been built at the Caswell site and the products built using these chips are performing well and are being qualified by our customers, several of these re-qualifications having already been completed.

Throughout the year, the company reallocated and reduced its R&D spending in recognition of the slower market growth, and as part of this the company decided to discontinue its investment in the ASOC R&D platform and closed the wafer fab facility in Milton, UK.

In addition, during the year the company consolidated the optical amplifier manufacturing, assembly and test operations and chip-on-carrier operations into the Paignton (UK) site and closed the fiber operations in Harlow (UK).

These cost reduction initiatives impacted headcount within manufacturing, R&D and support functions globally and as a result, the company now has approximately 1675 employees worldwide.

Products and customers

The company's relationships with Nortel Networks and Marconi Communications remained strong, and in addition, the company announced that Huawei, the leading Chinese telecom equipment company, accounted for a significant percentage of revenues throughout the year. The company also gained significant traction with other customers outside of Nortel and Marconi, as evidenced by the continuing growth of sales to these other customers throughout the year, and is continuing to develop key design-in opportunities.

Additionally, the company continued to develop applications of its non-telecom opportunities. It believes it has strong growth prospects in this area, particularly in the industrial, military and aerospace areas, and continues to support its MMICs (monolithic microwave integrated circuits) business. Assuming current progress continues, the company believe this non-telecom business could represent between 10% and 20% of total revenues in 2004.

Other developments

Winston Fu and Peter Bordui, who are two of the directors of New Focus, are expected to join the Board on completion of the proposed acquisition of New Focus as non-executive Directors. As previously announced, Jack Kilby, a non-executive Director, will retire from the Board on completion of the proposed acquisition.

Financial commentary

        All US dollar numbers have been translated at £1 = $1.69 for the fourth quarter of 2003 and at £1 = $1.61 for third quarter of 2003 (as reported).

Fourth quarter ended December 31, 2003

Revenues:    Revenues in the fourth quarter of 2003 were £24.0 million ($40.5 million), up 9.2% in US Dollars and 3.9% in Sterling over third quarter 2003 revenues of £23.1 million ($37.1 million), and up 67.8% from £14.3 million in the fourth quarter 2002. Revenue in the fourth quarter of 2002 included NNOC from November 8, 2002, the date of the closure of the acquisition. Revenues at other customers outside of Nortel and Marconi grew 18% between the third and fourth quarter, and represented 33% of fourth quarter revenue.

Operating loss (excluding exceptional items) under UK GAAP and US GAAP:    The gross profit (profit at the gross margin level) under UK GAAP was £1.5 million ($2.5 million), improved from a loss of £0.4 million ($0.6 million) in the third quarter and improved from a loss of £5.5 million in the fourth quarter 2002. The gross margin profit has improved to 6.3% in the fourth quarter of 2003, from a loss of (1.5%) in the third quarter 2003 and a loss of (38.5%) in the fourth quarter of 2002. This improvement was mainly the result of restructuring actions including the closure of the Ottawa manufacturing facility which reduced the company's fixed manufacturing overheads. These actions were initiated by the company after completing the acquisition of NNOC and were substantially completed in the third quarter of 2003.

Under US GAAP, gross margin improved to 10.7%, and gross profit was £2.6 million ($4.3 million). The primary difference between US and UK GAAP was a one-time credit reducing depreciation in the quarter, resulting from the reallocation of the purchase price among the various assets of NNOC.

Operating expenses, under UK GAAP, in the fourth quarter 2003 were £14.7 million ($25.0 million), an increase of £0.6 million ($1.0 million) from the third quarter. This was principally due to higher Selling, General and Administrative expenses, as a result of the acquisition of Ignis Optics in the fourth quarter and a full quarter of costs from the acquisition of Cierra Photonics in the third quarter 2003. Under US GAAP, the operating expenses were £12.4 million ($21.0 million). The difference to the UK GAAP based costs relates principally to the impact of foreign exchange transactions being recognised in General and Administrative expenses under UK GAAP and included in other expenses below operating loss under US GAAP.

Restructuring and other charges (exceptionals for UK GAAP and charges for US GAAP):    In the fourth quarter, net exceptional income was £4.3 million ($7.3 million) under UK GAAP. This primarily related to lower than estimated costs for the closure of the Ottawa manufacturing facility, gains through the sale of fixed assets from closed facilities and recognition of an income tax credit for Research and Development. In the fourth quarter under US GAAP, net income was £4.2 million ($7.1 million). The US GAAP amount was a result of the same factors as under UK GAAP offset by a £1.1 million ($1.9 million) write-off of In Process Research and Development costs (IPR&D) relating to the acquisition of Ignis Optics during the quarter, and a credit of £1.0 million to IPR&D following the re-evaluation of the allocation of purchase price among the assets purchased as part of NNOC, as discussed in the company's third quarter 2003 announcement. This reclassification was the result of the company selling more inventory than anticipated in December 2002, when the acquisition was originally recorded. As a result the company reclassified £12.8 million ($21.6 million) from goodwill to inventory. Further details are given in the attached notes to the financial information.

Net loss (including exceptionals for UK GAAP and charges for US GAAP):    Net interest for the fourth quarter was £1.9 million (income) compared with £0.1 million expense in the third quarter 2003. Net interest includes a translation gain of £2.0 million ($3.4 million) on the company's US$ denominated loan notes offset by foreign currency transaction losses and to a lesser extent interest expense.

The net loss under UK GAAP for the fourth quarter was £7.1 million ($11.9 million) and the loss per share was £0.03 ($0.06). Under US GAAP, the net loss for the period was £5.5 million ($9.3 million) and the loss per share was £0.03 ($0.05).

Cash and cash equivalents:    Cash and cash equivalents as of December 31, 2003 were £39.0 million ($65.9 million) compared with £47.9 million as at September 28, 2003.

Cash flow:    Cash burn for the fourth quarter 2003 was £8.9 million ($15.0 million), down 61.1% from the third quarter cash burn of £22.9 million ($36.9 million) and £31.6 million ($50.1 million) in the fourth quarter of 2002. In the fourth quarter of 2003, the company substantially completed the restructuring activities begun after the closure of the acquisition of NNOC. This restructuring has resulted in a significant reduction to the company's cost structure and is the principle factor leading to its reduced cash burn between periods.

Year ended December 31, 2003

The results for the full year 2002 were prior to the acquisition of NNOC and it is therefore difficult to draw meaningful comparisons with the full year 2003.

All US dollar numbers have been translated at £1 = $1.63 for the full year 2003 and as reported for the full year 2002.

Revenues:    Revenues for 2003 were £89.1 million ($145.2 million), up 157% compared with £34.6 million for the same period in 2002. This increase was largely a result of Bookham's acquisition of NNOC which occurred on November 8, 2002.

Nortel Networks and Marconi Communications represented 59% and 12% of sales respectively for the year. Sales to customers, other than Nortel and Marconi, increased by £15.1 million in 2003 over 2002, a 141% increase.

Operating loss (before exceptional items) under UK GAAP and US GAAP:    The gross loss (loss at the gross margin level) was £7.1 million ($11.6 million) under UK GAAP for 2003, down 60.8% from the same period in 2002. The gross margin loss under UK GAAP improved to 7.9% in 2003 from 52.2% in 2002, primarily as a result of restructuring actions including the closure of facilities and headcount reductions which reduced the company's fixed manufacturing overhead costs throughout 2003. Under US GAAP, gross loss was £6.0 million ($9.8 million), and gross margin loss was 6.8%. The gross loss and margin difference between US and UK GAAP is primarily lower depreciation relating to the difference in the basis and allocation of the purchase price of the NNOC business.

Operating expenses, under UK GAAP increased 17.8% in 2003 compared with 2002, with Selling General and Administrative expenses up 65% due to the acquisition of NNOC in November 2002. Research and development were down 8.4% due to restructuring actions, including the discontinuation of the company's ASOC product line in 2003. As a percentage of revenues, however, operating expenses declined to 69% in 2003, compared with 150.8% in 2002. Under US GAAP, operating expenses were £56.5 million, an increase of 11.0% over 2002.

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP):    For the full year 2003, net exceptional charges were £15.1 million ($24.6 million) under UK GAAP. These primarily related to restructuring actions including the closure of the Ottawa manufacturing facility and the ASOC product line in Milton, UK, as well as a recognition of an income tax credit for Research and Development. For the full year 2003, net charges under US GAAP were £15.1 million ($24.6 million). The US GAAP charges were a result of the same factors as under UK GAAP offset by a £1.1 million ($1.9 million) write-off of In Process Research and Development costs (IPR&D) relating to the acquisition of Ignis Optics, and a credit of £1.0 million to IPR&D following the re-evaluation of the allocation of purchase price among the assets purchased as part of NNOC, as discussed in the company's third quarter 2003 announcement.

Net loss (including exceptionals for UK GAAP and charges for US GAAP):    Net interest for 2003 was £4.1 million ($6.7 million), down 23.4% from 2002, due to the interest expense on the loan notes and lower average cash balances in 2002, partially offset by favourable translation gains on the US$ denominated loan notes.

The net loss under UK GAAP for 2003 was £79.4 million ($129.4 million) and the loss per share was £0.38 ($0.62). Under US GAAP, the net loss for the same period was £76.5 million ($124.7 million) and the loss per share was £0.35 ($0.56).

Cash and cash equivalents:    Cash and cash equivalents as of December 31, 2003 were £39.0 million ($63.6 million) compared with £105.4 million as at December 31, 2002.

        Cash flow:    Cash burn for the full year 2003 was £66.5 million ($108.4 million), down 16.2% for the same period in 2002.

Outlook

The following outlook excludes any impact of the proposed acquisition of New Focus, Inc.

In the first quarter of 2004, traditionally a seasonally lower revenue quarter in the telecom business than the fourth quarter, the company anticipates US Dollar revenues to be down between 3% and 7%, from the fourth quarter of 2003. In Sterling terms, the decline will be greater given the appreciation Sterling to the US Dollar, from the fourth quarter 2003 to its present position. The company therefore anticipates the exchange rate will impact revenues between 7% to 10% and be in the range of £20.5 million to £22.0 million for the first quarter 2004.

The company estimates that gross margin will decline as a result of lower revenues and particularly the foreign exchange impact, and will be in the range of negative 3% to negative 8%, for the first quarter 2004.

With the company's restructuring plans complete, we anticipate cash burn to be between £10 million and £12 million for the first quarter 2004. This excludes the impact of the proposed New Focus transaction, including associated transaction costs, but includes the cash impact of previous restructuring actions and the impact of foreign exchange.

Finally the shareholder meetings to vote for the proposed acquisition of New Focus, for both companies, have been scheduled for Friday March 5, 2004. Assuming approval, the company would expect closure of the transaction a few days after the shareholder vote.

For further information, please contact:

Bookham Technology: +44 (0) 1235 837000
Giorgio Anania—President and CEO
Steve Abely—Chief Financial Officer
Sharon Ostaszewska—Director Communications

For media interviews—please contact:
Emma Deegan    +44 (0) 1235 837573
Brian Dolby/Helen Lyman-Smith    GBCS PR    +44 115 950 8399

The company will be hosting a conference call to discuss this set of results on Tuesday February 10, 2004 at 13.30 (GMT), 08.30 (EST). Dial in numbers are as follows:

UK/European participants	+44 (0) 20 7162 0188
US participants	+1 888 222 0364

A taped recording will be available for 30 days. Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459 (access code: 332142)
US participants	+1 334 323 6222 (access code: 332142)

The call can also be accessed on the company's web site, www.bookham.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1680 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, the ability to consummate the proposed transaction with New Focus, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31, 2002, as amended. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc
Consolidated Profit and Loss Account—UK GAAP
Fourth Quarter ended December 31, 2003

	Before Exceptional Items December 31, 2003(1)	Exceptional Items December 31, 2003	After Exceptional Items December 31, 2003	After Exceptional Items December 31, 2002	After Exceptional Items December 31, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited $'000
Turnover	23,993	—	23,993	14,324	40,548
Cost of sales	(22,488)	1,396	(21,092)	(40,237)	(35,645)

Gross profit (loss)	1,505	1,396	2,901	(25,913)	4,903
Administrative expenses

Research and development	(7,121)	(158)	(7,279)	(13,723)	(12,302)
Selling, general and other expenses	(7,547)	40	(7,507)	(10,041)	(12,687)

	(14,668)	(118)	(14,786)	(23,764)	(24,989)
Other operating (expense)/income	(19)	—	(19)	2,708	(32)

Operating (loss)/profit	(13,182)	1,278	(11,904)	(46,969)	(20,118)
Profit/loss on disposal of fixed assets	—	751	751	—	1,269
Interest, net	1,853	—	1,853	800	3,132

(Loss)/profit on ordinary activities before taxation	(11,329)	2,029	(9,300)	(46,169)	(15,717)
Tax on loss on ordinary activities	(33)	2,268	2,235	—	3,777

Loss for the financial period	(11,362)	4,297	(7,065)	(46,169)	(11,940)

Loss per ordinary share (basic and diluted)	£(0.05)	£0.02	£(0.03)	£(0.26)	$(0.06)
Weighted average ordinary shares and ADSs outstanding ('000)	215,708	215,708	215,708	179,692	215,708

(1)
Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company's past acquisitions and restructuring activity and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Statement of Total Recognised Gains and Losses
Fourth Quarter ended December 31, 2003

	Q4 2003	Q4 2002
	Unaudited £'000	Unaudited £'000
Loss for the quarter	(7,065)	(46,169)
Exchange difference on translation of subsidiaries	243	125

Total losses recognised since last quarter	(6,822)	(46,044)

Bookham Technology plc
Consolidated Profit and Loss Account—UK GAAP
Year ended December 31, 2003

	Before Exceptional Items December 31, 2003(1)	Exceptional Items December 31, 2003	After Exceptional Items December 31, 2003	After Exceptional Items December 31, 2002	After Exceptional Items December 31, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000	Unaudited $'000*
Turnover	89,143	—	89,143	34,603	145,303
Cost of sales	(96,216)	(12,951)	(109,167)	(74,202)	(177,942)

Gross (loss)	(7,073)	(12,951)	(20,024)	(39,599)	(32,639)
Administrative expenses

Research and development	(30,714)	(5,030)	(35,744)	(39,771)	(58,263)
Selling, general and other expenses	(30,539)	(1,180)	(31,719)	(22,380)	(51,702)

	(61,253)	(6,210)	(67,463)	(62,151)	(109,965)
Other operating income/(expense)	22	—	22	(4,951)	36

Operating loss	(68,304)	(19,161)	(87,465)	(106,701)	(142,568)
Profit on disposal of assets	—	1,766	1,766	—	2,879
Interest, net	4,094	—	4,094	5,341	6,673

Loss on ordinary activities before taxation	(64,210)	(17,395)	(81,605)	(101,360)	(133,016)
Tax on loss on ordinary activities	(57)	2,268	2,211	—	3,604

Loss for the financial period	(64,267)	(15,127)	(79,394)	(101,360)	(129,412)

Loss per ordinary share (basic and diluted)	£(0.31)	£(0.07)	£(0.38)	£(0.67)	$(0.62)
Weighted average ordinary shares and ADSs outstanding ('000)	208,447	208,447	208,447	150,996	208,447

*
Translated solely for the convenience of the reader at the rate of £1 = $1.63

(1)
Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company's past acquisitions and restructuring activity and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Statement of Total Recognised Gains and Losses
Year ended December 31, 2003

	Year to December 31, 2003	Year to December 31, 2002
	Unaudited £'000	Audited £'000
Loss for the full year	(79,394)	(101,360)
Exchange difference on translation of subsidiaries	445	44

Total losses recognised since last annual report	(78,949)	(101,316)

Bookham Technology plc
Consolidated Balance Sheet—UK GAAP

	December 31, 2003	December 31, 2002	December 31, 2003
	Unaudited £'000	Audited £'000	Unaudited $'000
Intangible fixed assets	35,632	42,553	60,218
Tangible fixed assets	53,490	51,442	90,398
Investments	14	—	24

	89,136	93,995	150,640
Stocks	24,931	23,679	42,133
Debtors	20,937	21,405	35,385
Cash at bank and in hand	38,955	105,418	65,832

	84,823	150,502	143,350
Creditors: amounts falling due within one year	(24,836)	(29,302)	(41,973)

Net current assets	59,987	121,200	101,377

Total assets less current liabilities	149,123	215,195	252,017
Creditors: amounts falling due after more than one year	(28,372)	(31,329)	(47,949)
Provisions for liabilities and charges	(4,571)	(3,428)	(7,724)

Net assets	116,180	180,438	196,344

Capital and reserves
Called up capital	723	683	1,222
Share premium account	418,148	404,187	706,670
Other reserves	11,429	10,740	19,315
Profit and loss account	(314,120)	(235,172)	(530,863)

Equity shareholders' funds	116,180	180,438	196,344

Bookham Technology plc
Consolidated Cash Flow Statement for the
Fourth Quarter and Year ended December 31, 2003—UK GAAP

	Quarter ended		Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000
Net cash outflow from operating activities	(11,191)	(18,704)	(58,781)	(61,684)
Returns on investments and servicing of finance	(182)	800	203	5,342
Taxation	(33)	—	(57)	—
Capital expenditure and financial investment	1,593	(2,716)	(8,656)	(10,153)
Acquisitions and disposals	115	(10,946)	40	(12,129)
Financing	724	(26)	788	(772)

(Decrease) in cash	(8,974)	(31,592)	(66,463)	(79,396)

Bookham Technology plc
Consolidated Statement of Operations—US GAAP
Fourth Quarter ended December 31, 2003

	Before Charges December 31, 2003(1)	Charges December 31, 2003	After Charges December 31, 2003	After Charges December 31, 2002	After Charges December 31, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited $'000
Net revenues	23,993	—	23,993	14,324	40,548
Cost of net revenues	(21,437)	(207)	(21,644)	(21,424)	(36,578)

Gross loss	2,556	(207)	2,349	(7,100)	3,970
Operating expenses
Research and development	(7,121)	(345)	(7,466)	(8,887)	(12,618)
Selling, general and administrative	(5,243)	40	(5,203)	(6,012)	(8,793)
Impairments	—	368	368	(26,968)	622
IPR&D	—	(90)	(90)	(4,613)	(152)
Closure costs	—	2,173	2,173	2,636	3,672

Total operating expenses	(12,364)	2,146	(10,218)	(43,844)	(17,269)

Operating loss	(9,808)	1,939	(7,869)	(50,944)	(13,299)
Other income	137	—	137	373	232
(Loss)/profit before income taxes	(9,671)	1,939	(7,732)	(50,571)	(13,067)
Provision for income taxes	(33)	2,268	2,235	—	3,777

Net loss	(9,704)	4,207	(5,497)	(50,571)	(9,290)

Net loss per ordinary share and ADS (basic and diluted)	£(0.05)	£0.02	£(0.03)	£(0.28)	$(0.05)
Weighted average ordinary shares and ADSs outstanding ('000)	215,708	215,708	215,708	179,692	215,708

(1)
Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company's past acquisitions and restructuring activities and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company. Charges in the "cost of net revenues", "selling, general and administrative" and "Research and development" classifications relate largely to staff severance and retention costs in connection with the previously announced Milton restructuring programmes. Net impairment releases mainly relate to fab equipment at the Ottawa site which was sold at higher than expected values.

Bookham Technology plc
Consolidated Statement of Operations—US GAAP
Year ended December 31, 2003

	Before Charges December 31, 2003(1)	Charges December 31, 2003	After Charges December 31, 2003	After Charges December 31, 2002	After Charges December 31, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000	Unaudited $'000*
Net revenues	89,143	—	89,143	34,603	145,303
Cost of net revenues	(95,165)	(9,084)	(104,249)	(54,686)	(169,926)

Gross loss	(6,022)	(9,084)	(15,106)	(20,083)	(24,623)
Operating expenses
Research and development	(30,714)	(2,613)	(33,327)	(34,548)	(54,323)
Selling, general and administrative	(25,801)	(902)	(26,703)	(17,795)	(43,526)
Impairment loss	—	(2,794)	(2,794)	(28,057)	(4,554)
IPR&D	—	(90)	(90)	(8,810)	(147)
Closure costs	—	(1,902)	(1,902)	(5,127)	(3,100)

Total operating expenses	(56,515)	(8,301)	(64,816)	(94,337)	(105,650)

Operating loss	(62,537)	(17,385)	(79,922)	(114,420)	(130,273)
Other income (expense)	1,203	—	1,203	4,461	1,961

Loss before income taxes	(61,334)	(17,385)	(78,719)	(109,959)	(128,312)
Provision for income taxes	(57)	2,268	2,211	—	3,604

Net loss	(61,391)	(15,117)	(76,508)	(109,959)	(124,708)

Net loss per ordinary share and ADS (basic and diluted)	£(0.27)	£(0.07)	£(0.34)	£(0.73)	$(0.56)
Weighted average ordinary shares and ADSs outstanding ('000)	224,708	224,708	224,708	150,996	224,708

*
Translated solely for the convenience of the reader at the rate of £1 = $1.63

(1)
Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company's past acquisitions and restructuring activities and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of charges helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Consolidated Balance Sheet—US GAAP

	December 31, 2003	December 31, 2002	December 31, 2003
	Unaudited £'000	Audited £'000	Unaudited $'000
Assets
Current Assets:
Cash and cash equivalents	38,955	105,418	65,834
Accounts receivable, net	15,601	17,781	26,366
Inventories, net	24,931	23,679	42,133
Prepaid expenses and other current assets	3,754	3,624	6,343

Total current assets	83,241	150,502	140,676
Goodwill and other intangible assets	25,052	26,423	42,338
Property and equipment	39,642	41,470	66,996
Other assets	1,764	—	2,980

	149,699	218,395	252,990

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other accrued expenses	24,836	29,302	41,973

Total current liabilities	24,836	29,302	41,973
Long-term obligations	32,864	34,678	55,539
Shareholders' equity	91,999	154,415	155,478

	149,699	218,395	252,990

Summary of significant differences between accounting principles generally accepted in the UK (UK GAAP) and United States generally accepted accounting principles (US GAAP).

The principal differences between the company's accounting policies under UK GAAP and those under US GAAP are set out in Note 30 of the Notes to the Financial Statements of Bookham Technology's Annual Report on Form 20-F for the year ended December 31, 2002, as amended. The following tables provide a reconciliation of the loss for the financial period and equity shareholders' funds prepared under UK GAAP to equivalent information prepared under US GAAP.

UK/US GAAP Reconciliation—Profit and Loss Account

	Quarter ended		Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000
Loss for the financial period under UK GAAP	(7,065)	(46,169)	(79,394)	(101,360)
US GAAP Adjustments:
Amortisation of goodwill	17	442	2,688	442
Difference in amortisation of intangible assets	(129)	(362)	(3,443)	(362)
Difference of depreciation of tangible assets	1,603	131	3,564	131
In-process research and development	(90)	(4,613)	(90)	(8,810)
Unrealised gain on hedge arrangements	167	—	167	—

Net loss as adjusted to accord with US GAAP	(5,497)	(50,571)	(76,508)	(109,959)

UK/US GAAP Reconciliation—Balance Sheet

	December 31, 2003	December 31, 2002
	Unaudited £'000	Audited £'000
Equity shareholders' funds under UK GAAP	116,180	180,438
US GAAP Adjustments:
Goodwill
Cost	(26,360)	(35,352)
Amortisation	3,130	442

Net	(23,230)	(34,910)
Intangible assets
Cost	16,778	19,460
Amortisation	(4,127)	(680)

Net	12,651	18,780
Tangible assets
Cost	(68,209)	(60,598)
Depreciation	54,361	50,626

Net	(13,848)	(9,972)
Other Assets
Unrealised gain on hedge arrangements	167	—
Provision for liabilities and charges National Insurance on Stock Options	79	79

Shareholders' equity under US GAAP	91,999	154,415

Basis of preparation

The fourth quarter and full year results have been prepared on the basis of the accounting policies set out in Bookham's 2002 statutory accounts, and Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the US Securities and Exchange Commission, consisting only of normal recurring adjustments necessary for a fair presentation of Bookham Technology's results and financial position as of and for those periods.

On 8 November 2002 the company acquired NNOC, the net assets of which were provisionally valued in the 2002 accounts.

In accordance with FRS 7 and FAS 141 an adjustment has been made in the 2003 accounts for amendments to those provisional values.

As discussed in the company's third quarter 2003 announcement, in the fourth quarter the company would re-evaluate the allocation of the purchase price among the assets purchased as part of NNOC. This reclassification was principally the result of the company selling more inventory than anticipated in December 2002 when the acquisition was originally recorded. The provisional fair value assigned to other assets and liabilities has also been finalised.

The resulting difference has been taken as an adjustment to goodwill on acquisition. Amended and provisional values under UK GAAP of net assets acquired were as follows and the explanations for these changes are given in the note below.

	Provisional fair value 31 December 2002	Adjustments		Amended fair value 31 December 2003
	£'000	£'000		£'000
Intangible fixed assets	7,784	—		7,784
Tangible fixed assets	31,958	—		31,958
Stock	26,389	12,800	(i)	39,189
Creditors	(4,493)	(840	)(ii)	(5,333)

	61,638	11,960		73,598
Goodwill arising on acquisition	35,369	(11,960	)(iii)	23,409

Consideration	97,007	—		97,007

Note (i)    The adjustment to the provisional fair value of stock arose as a result of selling more inventory than anticipated when the acquisition was originally recorded.

Note (ii)    The warranty provision recognised on acquisition has been increased by £1,200,000 following a review of the level of expected warranty costs. In addition, the initial value recognized for historic employee related costs has been reduced by £360,000.

Note (iii)    The goodwill adjustment is a reflection of the amended fair values mentioned above.

The amendments under US GAAP are reflected in the UK/US GAAP reconciliation.

        The financial information contained in this announcement for the year ended December 31, 2003, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended December 31, 2002, which have been disclosed to the Registrar of Companies in England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

QuickLinks

  Exhibit 99.1
RESULTS FOR FOURTH QUARTER AND PRELIMINARY RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP Fourth Quarter ended December 31, 2003
Bookham Technology plc Statement of Total Recognised Gains and Losses Fourth Quarter ended December 31, 2003
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP Year ended December 31, 2003
Bookham Technology plc Statement of Total Recognised Gains and Losses Year ended December 31, 2003
Bookham Technology plc Consolidated Balance Sheet—UK GAAP
Bookham Technology plc Consolidated Cash Flow Statement for the Fourth Quarter and Year ended December 31, 2003—UK GAAP
Bookham Technology plc Consolidated Statement of Operations—US GAAP Fourth Quarter ended December 31, 2003
Bookham Technology plc Consolidated Statement of Operations—US GAAP Year ended December 31, 2003
Bookham Technology plc Consolidated Balance Sheet—US GAAP
UK/US GAAP Reconciliation—Profit and Loss Account
UK/US GAAP Reconciliation—Balance Sheet